UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report
Chevron Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-00368	94-0890210
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6001 Bollinger Canyon Road, San Ramon, CA	94583
(Address of Principal Executive Offices)	(Zip Code)

Lydia I. Beebe
Corporate Secretary and Chief Governance Officer
(925) 842-1000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2013 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
For the period January 1, 2013 through December 31, 2013, Chevron Corporation has identified one product (a catalyst) contracted by a subsidiary of the Corporation (the Corporation together with its subsidiaries, “Chevron”) to be manufactured containing a “conflict mineral” that is necessary to the product’s functionality, as defined and within the meaning of Section 13(p) of the Securities Exchange Act of 1934 and Rule 13p-1 and Form SD promulgated thereunder (collectively, the “Conflict Mineral Rules”). Chevron conducted in good faith a reasonable country of origin inquiry regarding the conflict mineral contained in the product. The inquiry was reasonably designed to determine whether the conflict mineral contained in the product originated in the Democratic Republic of the Congo (“DRC”) or any country adjoining the DRC (collectively, a “Covered Country”), or was from recycled or scrap sources. The inquiry included obtaining written representations from each supplier of the product stating that (i) the supplier conducted its own reasonable country of origin inquiry within the meaning of the Conflict Mineral Rules with respect to the conflict mineral included in the product manufactured for Chevron; and (ii) based on that inquiry, the supplier determined that the conflict mineral did not originate in a Covered Country or was from recycled or scrap sources, or that the supplier has no reason to believe that the conflict mineral originated in a Covered Country. Based on this inquiry, Chevron has determined that it has no reason to believe that the conflict mineral may have originated in a Covered Country.
In addition, Chevron uses catalysts containing a conflict mineral in the refining process for products sold by Chevron. These catalysts are not intended to be consumed in the refining process and, therefore, no traces of the conflict mineral should remain in the products sold by Chevron. Accordingly, we do not believe these products are within the scope of the Conflict Mineral Rules. Nevertheless, we have conducted in good faith a reasonable country of origin inquiry with respect to the conflict mineral as described above. Based on this inquiry, Chevron has determined that it has no reason to believe that the conflict mineral may have originated in a Covered Country.
The information in this Form SD is also available at www.chevron.com.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Chevron Corporation
___________________________________________
(Registrant)

By: /s/ Matthew J. Foehr
___________________________________________
Matthew J. Foehr, Vice President and Comptroller

May 30, 2014